Filed by AmSouth Bancorporation

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: AmSouth Bancorporation

Commission File No.: 1-7476

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger between Regions Financial and AmSouth (the “Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger as well as other statements of expectations regarding the Merger and any other statements regarding future results or expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Regions and AmSouth caution readers that results and events subject to forward-looking statements could differ materially due to the following factors, among others: the risk that the businesses of Regions Financial and/or AmSouth in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of Regions and AmSouth to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectibility of loans; the effects of changes in interest rates and other risks and factors identified in each company’s filings with the Securities and Exchange Commission (the “SEC”). Regions Financial and AmSouth do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

ADDITIONAL INFORMATION

The proposed Merger will be submitted to Regions Financial’s and AmSouth’s stockholders for their consideration. Regions Financial has filed a preliminary registration statement, which includes a joint proxy statement/prospectus to be sent to each company’s stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the proposed Merger with the SEC. Stockholders are urged to read the preliminary registration statement and the joint proxy statement/prospectus regarding the proposed Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC’s Web site (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing Regions Financial’s website (http://www.Regions.com) under the tab “Investor Relations” and then under the heading “SEC Filings”, or by accessing AmSouth’s Web site (http://www.amsouth.com) under the tab “About AmSouth,” then under the tab “Investor Relations” and then under the heading “SEC Filings.”

Regions Financial and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions Financial and/or AmSouth in connection with the proposed Merger. Information about the directors and executive officers of Regions Financial is set forth in the proxy statement for Regions Financial’s 2006 annual meeting of stockholders, as filed with the SEC on April 5, 2006. Information about the directors and executive officers of AmSouth is set forth in the proxy statement for AmSouth’s 2006 annual meeting of stockholders, as filed with the SEC on March 16, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger. You may obtain free copies of these documents as described above.

The following is an article that appeared in the Birmingham Business Journal:

REGIONS/AMSOUTH ADDRESS TOPICS DISCUSSED BY PANELISTS

The merger of Regions Financial Corp. and AmSouth Bancorporation is an unprecedented opportunity to combine two of Birmingham’s greatest companies, cement the city’s status nationally as a banking center, and create a new company that still traces its roots to the city’s founding, continuing to play a key role in community development. This merger of equals will create one of the top 10 bank holding companies in the United States with nearly $140 billion in total assets. The new Regions will have leading positions in some of the fastest growing markets in the U.S. as well as abroad, a balanced mix of businesses including retail and commercial banking, trust and asset management, securities brokerage, and mortgage and insurance services, creating a company with scale, breadth, and the diversification necessary to continue generating shareholder value. The new Regions will have nearly five million customer households, approximately 2,000 offices and 2,800 ATMs across 16 states, creating greater convenience for customers. Our customers will be served by more than 30,000 employees.

What does it mean for our customers? More options, more locations, more convenience and the same commitment to service excellence that’s defined us both. But it also means more for the Birmingham area. Few cities can boast of being home to a top 10 bank holding company: Among them are New York, Charlotte, San Francisco, and soon, Birmingham. Miami doesn’t have one, nor does Dallas, Houston, Chicago, or Washington, D.C. As a result of this merger, Birmingham will retain this elite status.

Community development

Unlike out-of-state banks, the new Regions also brings the potential for continued growth in headquarters jobs, and an even greater commitment to small business lending, community development, and mortgage lending. All of this means greater career opportunities for our associates and an even brighter future for our customers, communities and shareholders. Separately, AmSouth and Regions have been leaders in small business lending both in Birmingham and throughout the state. In the past two years, for example, the two companies made more than $1 billion in small business loans in the Birmingham area alone. We’re proud of the support we’ve provided to small businesses all across Birmingham and are committed to continuing it. We recently announced a $100 billion commitment to community development, and at least half of that commitment, $50 billion over the next seven years, is for lending to small businesses.

Highlights of the commitment include:

•	At least $50 billion in loans to small businesses;

•	At least $40 billion in mortgages to low- and moderate-income families or families in low- and moderate-income neighborhoods;

•	At least $10 billion in community development lending and investments;

•	Formation of the Regions Community Development Corp. to provide technical assistance to nonprofit organizations;

•	Promoting responsible lending practices and fair lending initiatives; and

•	Expanded homeownership and financial literacy programs.

The new Regions Community Development Corp. will follow the successful model of the AmSouth Community Development Corp., which has supported a broad range of efforts to expand financing and technical assistance to community organizations and increase the renovation or construction of affordable housing and revitalization of low-income communities.

Employment issue

We’re making solid progress in our merger and integration planning, with our paramount concern being that we continue to ensure or improve upon the high quality of customer service each company’s customers expect. This merger is an investment in Birmingham’s future, but the merger, and the opportunities for future growth it makes possible, require eliminating positions across our 16 states. As in any transaction of this kind, there is the unfortunate reality that some associates from both companies may lose their jobs.

All of our decisions will be made carefully with consideration and respect for the people who have helped build two great companies. However, we expect that the number of people directly affected will be reduced because the normal pace of attrition over the next 18 months will address many of the position reductions. Also, as we look at our combined business operations, there will be opportunities to consolidate certain functions into Birmingham. And, where possible, we intend to redeploy our people, giving them the opportunity to take on other roles in the new Regions. So far, we’ve announced nearly 200 key leaders for the new Regions. We’ve worked hard to select the right people to lead our company in the right areas and we’re excited about the strong management team we are assembling. We are combining two premier Southeastern financial institutions, each with a long history of commitment to our customers and communities as well as shareholder returns, into an even stronger company with significant future growth opportunities. Our history, our people, and our legacy of relationships have provided a tremendous foundation for success and will follow us as we enter this new era to serve our customers well, to continue building communities, and to create even more value for our shareholders.

Jack Moore is chairman, president and CEO of Regions Financial Corp.

Dowd Ritter is chairman, president and CEO of AmSouth Bancorporation.